SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

Sarah A. Johnson

875 E. Wisconsin Ave., Suite 800

Milwaukee, WI 53202

(414) 390-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 04316A-108	SCHEDULE 13D	Page 2 of 9

1.	NAME OF REPORTING PERSON Eric R. Colson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 23,183,405[1]
	9.	SOLE DISPOSITIVE POWER 808,109
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,183,405
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%[2]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[1]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Eric R. Colson is a member, has the power to vote. Mr. Colson disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
[2]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 3 of 9

1.	NAME OF REPORTING PERSON Charles J. Daley, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 600[3]
	8.	SHARED VOTING POWER 23,183,405[4]
	9.	SOLE DISPOSITIVE POWER 170,315
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,184,005
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%[5]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[3]	Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Charles J. Daley, Jr. that are not subject to the Stockholders Agreement discussed in this Schedule 13D.
[4]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Daley is a member, has the power to vote. Mr. Daley disclaims beneficial ownership of all shares except for which he has sole dispositive power.
[5]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 4 of 9

1.	NAME OF REPORTING PERSON Gregory K. Ramirez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (A) ☐ (B) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,400[6]
	8.	SHARED VOTING POWER 23,183,405[7]
	9.	SOLE DISPOSITIVE POWER 86,264
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,184,805
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.7%[8]
14.	TYPE OF REPORTING PERSON (See Instructions) IN

[6]	Represents all shares of Class A common stock of Artisan Partners Asset Management Inc. beneficially owned by Gregory K. Ramirez that are not subject to the Stockholders Agreement discussed in this Schedule 13D.
[7]	Represents all shares of Class A and Class B common stock of Artisan Partners Asset Management Inc. that the Stockholders Committee (discussed in this Schedule 13D), of which Mr. Ramirez is a member, has the power to vote. Mr. Ramirez disclaims beneficial ownership of all shares except those for which he has sole dispositive power.
[8]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock included in Row 8.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 5 of 9

Item 1. Security and Issuer

This Statement on Schedule 13D (the “Schedule”) relates to the Class A common stock, par value $0.01 per share, of Artisan Partners Asset Management Inc. (the “Company”). The address of the principal executive offices of the Company is 875 E. Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

Item 2. Identity and Background

(a), (b), (c), (f) The identity and background of the persons filing this Schedule (each a “Reporting Person,” and collectively, the “Reporting Persons”) is as follows:

Name	Business Address	Principal Occupation	Citizenship
Eric R. Colson	c/o Artisan Partners Asset Management Inc. 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202	President and Chief Executive Officer of the Company	United States of America
Charles J. Daley, Jr.	c/o Artisan Partners Asset Management Inc. 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202	Executive Vice President, Chief Financial Officer and Treasurer of the Company	United States of America
Gregory K. Ramirez	c/o Artisan Partners Asset Management Inc. 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202	Senior Vice President of the Company	United States of America

(d), (e) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This filing is being made on behalf of all the Reporting Persons, and the agreement among the Reporting Persons relating to the joint filing of this Schedule is filed as Exhibit 99.1 hereto.

Item 3. Source and Amount of Funds or Other Consideration

Each employee of the Company (including the Reporting Persons) to whom equity has been granted and certain other investors in the Company have entered into a Stockholders Agreement pursuant to which the employees have granted an irrevocable voting proxy with respect to all shares of the Company’s common stock they have acquired from the Company and any shares they may acquire from the Company in the future to a Stockholders Committee consisting of the three Reporting Persons.

As of March 12, 2014, 1,616,969 shares of Class A common stock and 21,566,436 shares of Class B common stock of the Company are subject to the Stockholders Agreement. Those shares, in the aggregate, represent approximately 69% of the combined voting power of the Company’s outstanding capital stock. The Stockholders Agreement is filed as Exhibit 99.2 hereto.

On March 12, 2014, Mr. Daley and Mr. Ramirez were appointed to the Stockholders Committee pursuant to the terms of the Stockholders Agreement. Mr. Colson was already a member of the committee prior to March 12, 2014. Voting decisions of the Stockholders Committee will be made in accordance with the majority decision of its three members. See “Item 6”.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 6 of 9

As a result of the Stockholders Agreement, each of the Reporting Persons may be deemed to have acquired beneficial ownership of all shares subject to the Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of all shares subject to the agreement, except for those shares with respect to which each Reporting Person, respectively, possesses sole dispositive power as noted in Item 5 below.

The Class B common stock over which each Reporting Person has sole dispositive power was acquired on March 12, 2013, in connection with the reorganization of the Company’s subsidiary, Artisan Partners Holdings LP (“Holdings”), and the initial public offering of the Class A common stock of the Company. As part of the reorganization, the Company issued each employee-partner (including each Reporting Person) one share of Class B common stock for each Holdings Class B common unit held by the partner. Each share of Class B common stock is entitled to five votes, but no economic rights. Pursuant to the Exchange Agreement among the limited partners of Holdings and the Company each limited partner may, subject to certain limitations and restrictions, exchange each Class B common unit (along with the corresponding share of Class B common stock, which will be cancelled) for a share of Class A common stock. The Exchange Agreement is filed as Exhibit 99.3 hereto. The Reporting Persons did not pay any cash consideration for the shares of Class B common stock or Class B common units.

On July 17, 2013, each Reporting Person received a grant of restricted shares of the Company’s Class A common stock pursuant to the Company’s 2013 Omnibus Incentive Compensation Plan. The restricted shares of Class A common stock may not be transferred until they have vested. In general, twenty percent of the award will vest on August 1 of each of 2014, 2015, 2016, 2017 and 2018. The Reporting Persons did not pay any cash consideration for the restricted shares.

Each of Mr. Daley and Mr. Ramirez own shares of the Company’s Class A common stock purchased in connection with the Company’s initial public offering. Those shares are not subject to the Stockholders Agreement and each of Mr. Daley and Mr. Ramirez has the sole power to vote and dispose of those shares.

Item 4. Purpose of Transaction

The Stockholders Agreement provides the Stockholders Committee (which must consist of employees of the Company) with control of a majority of the combined voting power of the Company’s outstanding capital stock. The information set forth under Items 3 and 6 is hereby incorporated by reference.

(a) Each Reporting Person may from time to time sell shares of Class A common stock (including shares of Class A common stock received upon exchange of the corresponding Class B common units and Class B common stock) over which the Reporting Person has sole dispositive power. Shares subject to the Stockholders Agreement over which the Reporting Persons do not have dispositive power may also be sold from time to time by the owners of those shares. Each Reporting Person may purchase additional shares of the Company’s common stock or receive additional shares from the Company from time to time. The Company may also issue shares to other employees of the Company from time to time over which the Stockholders Committee will have voting power pursuant to the Stockholders Agreement. Any shares issued by the Company to employees (including the Reporting Persons) will be subject to the Stockholders Agreement.

(a) – (j) Each of the Reporting Persons is an officer, and Mr. Colson is also a director, of the Company. In those capacities, the Reporting Persons may participate from time to time in discussions and planning with respect to transactions, events or actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 7 of 9

Item 5. Interest in Securities of the Issuer

(a) – (b)

Name	Aggregate Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Outstanding Class A Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Eric R. Colson	23,183,405	45.7%	0	23,183,405	808,109	0
Charles J. Daley, Jr.	23,184,005	45.7%	600	23,183,405	170,315	0
Gregory K. Ramirez	23,184,805	45.7%	1,400	23,183,405	86,264	0

The percentages in the column titled Percentage of Outstanding Class A Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Class A common stock beneficially owned, divided by the sum of the total number of outstanding shares of Class A common stock and the number of shares of Class A common stock that would be issued upon exchange of the shares of Class B common stock deemed to be beneficially owned by the Reporting Person. Each share of Class B common stock corresponds to a Class B common unit of Holdings, which, together with the corresponding Class B common unit, is exchangeable for one share of Class A common stock, subject to certain restrictions and conditions. The information set forth under Item 3 is hereby incorporated by reference.

(c) On March 12, 2014, the Company closed an offering of 9,284,337 shares (the “Shares”) of its Class A common stock. In connection with that transaction, the Company purchased 138,636, 28,096, and 14,093 Class B common units (and cancelled the corresponding shares of Class B common stock) from Mr. Colson, Mr. Daley and Mr. Ramirez, respectively. The purchase price per unit was $59.675, which equaled the per share net proceeds received by the Company from the offering.

(d) Except for the shares listed in the column titled Sole Power to Dispose, persons other than the Reporting Persons have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares listed in the column titled Aggregate Number of Shares of Class A common Stock Beneficially Owned. The information set forth under Item 3 and Item 6 is hereby incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by reference to the Stockholders Agreement, Exchange Agreement and Amended and Restated Resale and Registration Rights Agreement, which are incorporated by reference as Exhibits 99.2, 99.3 and 99.4 hereto, respectively, and incorporated by reference herein.

Stockholders Agreement

Each employee of the Company to whom equity has been granted and certain other investors in the Company have entered into a Stockholders Agreement pursuant to which the employees have granted an irrevocable voting proxy with respect to all shares of the Company’s common stock they acquired from the Company and any shares they may acquire from the Company in the future to the Stockholders Committee currently consisting of the Reporting Persons. Shares subject to the Stockholders Agreement will be voted in accordance with the majority decision of the three members of the Stockholders Committee.

Members of the Stockholders Committee must be employees of the Company (or one of its subsidiaries) and holders of shares subject to the Stockholders Agreement. If a member of the Stockholders Committee ceases to act as a member of the committee, the chief executive officer of the Company (if he or she is a holder of shares subject to the Stockholders Agreement and is not already a member of the committee) will become a member of the committee. Otherwise, the two remaining members of the committee will jointly select a third member. If the remaining members of the committee cannot agree on a third member or if there are fewer than two remaining members, then the member or members of the committee will be selected by the vote of the holders of shares subject to the Stockholders Agreement from among candidates nominated by the five holders of shares subject to the agreement that hold the largest number of shares of the Company’s common stock subject to the agreement.

CUSIP No. 04316A-108	SCHEDULE 13D	Page 8 of 9

The Stockholders Committee must vote the shares subject to the Stockholders Agreement in support of: (i) a director nominee designated by the holders of a majority of the preferred units of Holdings and convertible preferred stock of the Company so long as those holders beneficially own at least 5% of the Company’s capital stock; (ii) Matthew R. Barger, or, unless Mr. Barger is removed from the board for cause, a successor selected by Mr. Barger who holds Class A common units of Holdings, so long as the holders of the Class A common units beneficially own at least 5% of the number of outstanding shares of the Company’s capital stock; (iii) a director nominee designated by AIC so long as AIC owns at least 5% of the Company’s capital stock; and (iv) a director nominee, initially Mr. Colson, who is a holder of Class B common units of Holdings selected by the Stockholders Committee. The holders of the preferred units and convertible preferred stock referred to in clause (i) no longer own 5% of the Company’s capital stock.

At any time after the earlier of (i) the elimination of the Class B common stock’s supervoting rights and (ii) March 12, 2018, parties to the Stockholders Agreement holding at least two-thirds of the shares subject to the agreement may terminate it, provided that the Stockholders Committee is no longer obligated to vote in favor of a director nominee who is a holder of Class A common units of Holdings or a director nominee selected by the holders of a majority of the convertible preferred stock of the Company and preferred units of Holdings.

Exchange Agreement

Pursuant to the Exchange Agreement, each limited partner of Holdings (including each Reporting Person) has the right to exchange limited partnership units of Holdings for Class A common stock (or, in the case of holders of preferred units of Holdings, convertible preferred stock of the Company), subject to the restrictions and conditions set forth in the Exchange Agreement.

Amended and Restated Resale and Registration Rights Agreement

Each limited partner of Holdings (including each Reporting Person) is party to the Amended and Restated Resale and Registration Rights Agreement, dated as of November 6, 2013, pursuant to which shares of Class A common stock issued upon exchange of limited partnership units of Holdings will be eligible for resale. Shares of Class A common stock received upon the exchange of limited partnership units may be transferred only in accordance with the terms and conditions of the agreement, which includes restrictions on the timing and manner of resale.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of March 12, 2014

99.2	Stockholders Agreement, dated as of March 12, 2013 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (333-184686) of the Company)

99.3	Exchange Agreement, dated as of March 6, 2013 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 (333-184686) of the Company)

99.4	Amended and Restated Resale and Registration Rights Agreement, dated as of November 6, 2013 (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 (333-191739) of the Company)

99.5	Power of Attorney of Eric R. Colson, dated March 10, 2014

99.6	Power of Attorney of Charles J. Daley, Jr., dated March 10, 2014

99.7	Power of Attorney of Gregory K. Ramirez, dated March 11, 2014

CUSIP No. 04316A-108	SCHEDULE 13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2014

ERIC R. COLSON

By:	Eric R. Colson*

CHARLES J. DALEY JR.

By:	Charles J. Daley Jr. *

GREGORY K. RAMIREZ

By:	Gregory K. Ramirez*

*By:	/s/ Sarah A. Johnson
Sarah A. Johnson
Attorney-in-Fact for Eric R. Colson
Attorney-in-Fact for Charles J. Daley, Jr.
Attorney-in-Fact for Gregory K. Ramirez